[GRAPHIC OMITTED]

Press Release

HEAD NV Announces Results for the Three Months ended 30 September 2006 Amsterdam - November 9th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 September 2006 compared to the three months ended 30 September 2005:

o    Net revenues were up 11.1% to (euro)111.9 million
o Operating profit, before restructuring costs, improved by (euro)4.2 million to a profit of (euro)15.4 million.
o    The profit for the period was (euro)9.6 million compared to a profit of
     (euro)5.8 million in Q3 2005.

For the nine months ended 30 September 2006 compared to the nine months ended 30 September 2005:

o    Net revenues were up 5.5% to (euro)243.5 million
o Operating profit, before restructuring costs and gain on sale of property, increased by (euro)3.8 million to a profit of (euro)8.2 million.
o The loss for the period was (euro)0.1 million compared to (euro)2.0 million profit for the 9 month period 2005.

Johan Eliasch, Chairman and CEO, commented:

"The nine month results are encouraging, with net revenues showing growth of nearly 6%, and a positive development in gross margin.

The performance of the Winter Sports division has exceeded our expectations, with 18% sales growth and strong bookings.

The Racquet Sport and Diving division results are in line with expectations; sales in both divisions are anticipated to match prior year. The Diving division will also show improved profitability.

Based on these developments, we continue to be positive in our outlook & anticipate an improvement on last year's operating result"

Results for the Three Months ended September 30, 2006 and 2005

                                        For the Three Months                           For the Nine Months
                                         ended September 30,                           ended September 30,
                               ----------------------------------------       ---------------------------------------
                                    2006                    2005                   2006                   2005
                               ----------------        ----------------       ----------------       ----------------
                               (unaudited)            (unaudited)             (unaudited)            (unaudited)
                                         (in thousands)                                 (in thousands)
Product category:
Winter Sports                  (euro)    70,412        (euro)    58,809       (euro)   100,191       (euro)    84,927
Racquet Sports                           33,408                  35,094                106,274                104,433
Diving                                   10,129                   7,982                 37,988                 40,128
Licensing                                 1,190                   1,573                  5,922                  7,189
                               ----------------        ----------------       ----------------       ----------------
Total revenues                          115,139                 103,458                250,376                236,677
Sales Deductions                        (3,193)                 (2,691)                (6,891)                (5,817)
                               ----------------        ----------------       ----------------       ----------------
     Total Net Revenues        (euro)   111,946        (euro)   100,767       (euro)   243,485       (euro)   230,860
                               ================        ================       ================       ================

Winter Sports

Winter Sports revenues for the three months ended September 30, 2006 increased by (euro)11.6 million, or 19.7%, to (euro)70.4 million from (euro)58.8 million in the comparable 2005 period. For the nine months ended September 30, 2006, Winter Sports revenues increased by (euro)15.3 million, or 18.0%, to (euro)100.2 million from (euro)84.9 million in the comparable 2005 period. This increase was due to higher sales volumes in all of our categories and almost all of our markets as a consequence of good snow conditions in the winter season 2005/2006 and relatively low inventory at retail level which resulted in good bookings inflow. In addition, our efforts to improve logistics lead to better product availability and earlier shipments in the three and nine months ended September 30, 2006 compared to 2005.

Racquet Sports

Racquet Sports revenues for the three months ended September 30, 2006 decreased by (euro)1.7 million, or 4.8%, to (euro)33.4 million from (euro)35.1 million in the comparable 2005 period. This was mainly due to lower sales prices for tennis racquets due to the introduction of our Flexpoint racquets in the second quarter of 2005, which positively influenced our sales in the third quarter of 2005. For the nine months ended September 30, 2006, Racquet Sports revenues increased by
(euro)1.8 million, or 1.8%, to (euro)106.3 million from (euro)104.4 million in the comparable 2005 period. This increase was mainly due to the weakening of the euro against the U.S. dollar in the reporting period.

Diving

Diving revenues for the three months ended September 30, 2006 increased by
(euro)2.1 million, or 26.9%, to (euro)10.1 million from (euro)8.0 million in the comparable 2005 period. For the nine months ended September 30, 2006, Diving revenues decreased by (euro)2.1 million, or 5.3%, to (euro)38.0 million from
(euro)40.1 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing

Licensing revenues for the three months ended September 30, 2006 decreased by
(euro)0.4 million, or 24.3%, to (euro)1.2 million from (euro)1.6 million in the comparable 2005 period. For the nine months ended September 30, 2006, licensing revenues decreased by (euro)1.3 million, or 17.6%, to (euro)5.9 million from
(euro)7.2 million in the comparable 2005 period due to termination of a footwear license agreement which will be replaced by our own distribution and a termination of an apparel license agreement in the UK which will be replaced next year.

Profitability

Sales deductions for the three months ended September 30, 2006 increased by
(euro)0.5 million, or 18.7%, to (euro)3.2 million from (euro)2.7 million in the comparable 2005 period. For the nine months ended September 30, 2006, sales deductions increased by (euro)1.1 million, or 18.5%, to (euro)6.9 million from
(euro)5.8 million in the comparable 2005 period due to increased sales in winter sports and racquet sports.

Gross Profit for the three months ended September 30, 2006 increased by
(euro)7.3 million to (euro)45.4 million from (euro)38.2 million in the comparable 2005 period. Gross margin increased to 40.6% in 2006 from 37.9% in the comparable 2005 period. For the nine months ended September 30, 2006 gross profit increased by (euro)7.1 million to (euro)98.2 million from (euro)91.1 million in the comparable 2005 period. Gross margin increased to 40.3% in 2006 from 39.5% in the comparable 2005 period. The positive development in gross margin for both the three- and nine-month periods was mainly due to our winter sports and diving business and reflected improved production efficiency.

Selling and Marketing Expenses for the three months ended September 30, 2006, increased by (euro)3.2 million, or 16.5%, to (euro)22.8 million from (euro)19.6 million in the comparable 2005 period. For the nine months ended September 30, 2006, selling and marketing expenses increased by (euro)3.4 million, or 5.4%, to
(euro)67.4 million from (euro)64.0 million in the comparable 2005 period. This increase was mainly due to the higher advertising and departmental selling expenditures as well as the weakening of the euro against the U.S. dollar.The increased selling and marketing expenses were partly offset by a lower provision for bad debt.

General and Administrative Expenses for the three months ended September 30, 2006, increased by (euro)0.2 million, or 3.1%, to (euro)7.6 million from
(euro)7.4 million in the comparable 2005 period. For the nine months ended September 30, 2006, general and administrative expenses increased by (euro)0.7 million, or 3.2%, to (euro)23.1 million from (euro)22.4 million in the comparable 2005 period. This increase was due to higher non-cash compensation expenses of (euro)0.6 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as the weakening of the euro against the U.S. dollar.

As a result of the foregoing factors, for the three months ended September 30,

2006, the Company reported an operating profit of (euro)15.4 million compared to an operation profit of (euro)9.6 million in the comparable 2005 period. For the nine months ended September 30, 2006 the operating profit increased by
(euro)2.0 million to (euro)8.2 million from (euro)6.2 million in the comparable 2005 period. Operating profit for the nine months ended September 30, 2006, excluding the impact in 2005 of the sale of property and restructuring costs, increased by (euro)3.8 million compared to the comparable 2005 period.

For the three months ended September 30, 2006, interest expense decreased by
(euro)0.01 million, or 0.3%, to (euro)3.1 million from (euro)3.1 million in the comparable 2005 period. For the nine months ended September 30, 2006, interest expense decreased by (euro)0.4 million, or 4.3%, to (euro)9.2 million from
(euro)9.7 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

For the three months ended September 30, 2006, interest income increased by
(euro)0.2 million, or 101.6%, to (euro)0.5 million from (euro)0.2 million in the comparable 2005 period. For the nine months ended September 30, 2006, interest income decreased by (euro)0.4 million, or 24.1%, to (euro)1.3 million from
(euro)1.7 million in the comparable 2005 period. This decrease was due to the gain of (euro)0.9 million on the repurchase of a portion of our 8.5% senior notes in 2005.

For the three months ended September 30, 2006, the Company had other non-operating income, net of (euro)0.2 million compared to (euro)0.3 million in the comparable 2005 period. For the nine months ended September 30, 2006 the other non-operating income, net decreased by (euro)1.7 million mainly due to foreign currency gains in the comparable 2005 period.

For the three months ended September 30, 2006, the Company recorded income tax expense of (euro)3.2 million, an increase of (euro)2.0 million compared to the income tax expense of (euro)1.2 million in the comparable 2005 period. For the nine months ended September 30, 2006, the Company recorded an income tax expense of (euro)0.5 million, an increase of (euro)2.4 million compared to the income tax benefit of (euro)1.9 million in the comparable 2005 period. This increase was due to the increase in pre-tax gains in jurisdictions where tax loss carry forwards are used and the gain on sale of our property in 2005 which was tax-free.

As a result of the foregoing factors, for the three months ended September 30, 2006, the Company had a profit of (euro)9.6 million, an increase of (euro)3.8 million compared to the profit of (euro)5.8 million in the comparable 2005 period. For the nine months ended September 30, 2006, the Company reported a loss of (euro)0.1 million, compared to a profit of (euro)2.0 million in the comparable 2005 period.

Consolidated Results


                                                     For the Three Months                 For the Nine Months
                                                      ended September 30,                 ended September 30,
                                              -----------------------------------  ----------------------------------
                                                   2006                 2005            2006               2005
                                              ---------------     ---------------  ---------------    ---------------
                                                (unaudited)         (unaudited)      (unaudited)        (unaudited)
                                                        (in thousands)
Total net revenues                            (euro)  111,946     (euro)  100,767  (euro)  243,485    (euro)  230,860
Cost of sales                                          66,498              62,579          145,303            139,756
                                              ---------------     ---------------  ---------------    ---------------
     Gross profit                                      45,448              38,188           98,182             91,104
                                              ===============     ===============  ===============    ===============
     Gross margin                                       40.6%               37.9%            40.3%              39.5%
Selling and marketing expense                          22,784              19,557           67,421             63,991
General and administrative expense                      7,602               7,375           23,117             22,392
Gain on sale of property, plant and
     equipment                                             --                  --               --            (5,876)
Restructuring costs                                        --               1,639               --              4,039
Other operating (income) expense, net                   (289)                   5            (592)                329
                                              ---------------     ---------------  ---------------    ---------------
     Operating profit                                  15,351               9,612            8,236              6,229
                                              ===============     ===============  ===============    ===============
Interest expense                                      (3,119)             (3,130)          (9,265)            (9,681)
Interest income                                           452                 224            1,321              1,741
Other Non-operating income, net                           185                 345              102              1,801
Income tax benefit (expense)                          (3,236)             (1,233)            (469)              1,887
                                              ---------------     ---------------  ---------------    ---------------
     Profit (Loss) for the period             (euro)    9,633     (euro)    5,818  (euro)     (75)    (euro)    1,977
                                              ===============     ===============  ===============    ===============

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash, badminton and racquetball racquets, tennis balls, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Swetlana Kusnezowa, Bode Miller, Johann Grugger, Marco Buchel and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354

Fax +43 1 707 8940

This press release should be read in conjunction with the company's report for the 9 months ended 30 September 2006.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

                                    HEAD N.V.
                                 INTERIM REPORT

                              For the Period Ended
                               September 30, 2006

                                    HEAD N.V.

                                 INTERIM REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2006



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------



ITEM 1.       FINANCIAL STATEMENTS

              Unaudited Condensed Consolidated Balance Sheet as of September 30, 2006 and Audited Condensed Consolidated Balance Sheet as of December 31, 2005

              Unaudited Condensed Consolidated Income Statement for the three and nine months ended September 30, 2006 and 2005

              Unaudited Condensed Consolidated Statement of Changes in Equity for the nine months ended September 30, 2006 and 2005

              Unaudited Condensed Consolidated Cash Flow Statement for the nine months ended September 30, 2006 and 2005

              Notes to the Unaudited Condensed Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

          o competitive pressures and our ability to respond quickly to changes in consumer preferences;
          o    changes in the tastes of the sporting public;
          o    our ability to introduce innovative products;
          o    general economic conditions;
          o our ability to realize the cost savings we expect to achieve from our cost reduction program;
          o    shifts in currency exchange rates;
          o    the performance of third party suppliers;
          o    adequate protection of patents and trademarks;
          o    product liability exposure;
          o    raw material and energy prices; and
          o    environmental and regulatory matters.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.


                           PRESENTATION OF INFORMATION


         We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                              September 30,          December 31,
                                                                Note              2006                  2005
                                                                              -------------          ------------
                                                                              (unaudited)
                                                                               (in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net                                            (euro)    60,847       (euro)    61,617
Intangible assets                                                                       12,186                 13,059
Goodwill                                                                                 3,174                  3,161
Available-for-sale financial assets                                                      1,973                  1,973
Deferred income tax assets                                                              62,817                 61,507
Trade receivables                                                                          881                  1,854
Other non-current assets                                                                 3,582                  3,909
                                                                              ----------------       ----------------
         Total non-current assets                                                      145,461                147,081
Current assets
Inventories, net                                                  3                     89,834                 68,551
Trade and other receivables                                                            127,568                148,525
Prepaid expense                                                                          4,389                  3,890
Available-for-sale financial assets                                                     19,982                 14,834
Restricted cash                                                                          3,171                  3,957
Cash and cash equivalents                                                               33,604                 45,503
                                                                              ----------------       ----------------
         Total current assets                                                          278,548                285,260
                                                                              ----------------       ----------------
         Total assets                                                         (euro)   424,009       (euro)   432,340
                                                                              ================       ================
EQUITY:
Share capital: (euro)0.20 par value; 39,820,677 shares
     issued                                                       5           (euro)     7,964       (euro)     7,964
Other reserves                                                    5                    116,046                124,351
Treasury shares                                                                       (12,307)               (12,307)
Retained earnings                                                                       53,618                 53,693
Fair Value and other reserves including
     cumulative translation adjustments (CTA)                                          (5,567)                (1,884)
                                                                              ----------------       ----------------
         Total equity                                                                  159,754                171,817
LIABILITIES:
Non-current liabilities
Long-term debt                                                    7                    134,821                131,565
Retirement benefit obligations                                                          15,716                 16,308
Other long-term liabilities                                       8                      8,895                  8,145
                                                                              ----------------       ----------------
         Total non-current liabilities                                                 159,432                156,018
Current liabilities
Trade and other payables                                                                28,957                 24,796
Borrowings                                                        7                     20,719                 27,748
Current maturities of long-term debt                                                     2,294                  2,108
Income taxes                                                                             1,416                    600
Provisions                                                                               9,183                  5,033
Accrued expenses and other current liabilities                                          42,253                 44,221
                                                                              ----------------       ----------------
         Total current liabilities                                                     104,823                104,506
                                                                              ----------------       ----------------
         Total liabilities                                                             264,255                260,524
                                                                              ----------------       ----------------
         Total liabilities and shareholders' equity                           (euro)   424,009       (euro)   432,340
                                                                              ================       ================

   The accompanying notes are an integral part of the consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                     CONDENSED CONSOLIDATED INCOME STATEMENT


                                                                 For the Three Months                 For the Nine Months
                                                                  ended September 30,                 ended September 30,
                                                           ---------------------------------------------------------------------
                                                   Note          2006              2005              2006             2005
                                                           ----------------   ---------------  ---------------   ---------------
                                                             (unaudited)        (unaudited)      (unaudited)       (unaudited)

                                                           (in thousands, except share data)     (in thousands, except share data)

Total net revenues                                   6     (euro) 111,946  (euro)   100,767   (euro)   243,485   (euro) 230,860
Cost of sales                                                      66,498            62,579            145,303          139,756
                                                                ----------       -----------         ----------       ----------
Gross profit                                                       45,448            38,188             98,182           91,104
Selling and marketing expense                                      22,784            19,557             67,421           63,991
General and administrative expense                                  7,602             7,375             23,117           22,392
Gain on sale of property, plant and equipment                          --                --                 --           (5,876)
Restructuring costs                                  9                 --             1,639                 --            4,039
Other operating (income) expense, net                                (289)                5               (592)             329
                                                                ----------       -----------         ----------       ----------
Operating profit                                                   15,351             9,612              8,236            6,229
Interest expense                                                   (3,119)           (3,130)            (9,265)          (9,681)
Interest income                                      7                452               224              1,321            1,741
Other non-operating income, net                                       185               345                102            1,801
                                                                ----------       -----------         ----------       ----------
Profit before income taxes                                         12,869             7,051                394               90
Income tax benefit (expense):
    Current                                                          (530)              359             (1,775)          (1,663)
    Deferred                                                       (2,706)           (1,592)             1,305            3,550
                                                                ----------       -----------         ----------       ----------
    Income tax benefit (expense)                                   (3,236)           (1,233)              (469)           1,887
                                                                ----------       -----------         ----------       ----------
Profit (Loss) for the period                               (euro)   9,633 (euro)      5,818   (euro)       (75) (euro)    1,977
                                                                ==========       ===========         ==========       ==========
Earnings per share-basic
    Profit (Loss) for the period                                     0.27              0.16              (0.00)            0.05
Earnings per share-diluted
    Profit (Loss) for the period                                     0.26              0.16              (0.00)            0.05

Weighted average shares outstanding
    Basic                                                          36,220            36,220             36,220           36,220
    Diluted                                                        37,487            37,473             36,220           37,473


    The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
             CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


                                                                                                            Minority      Total
                      Note                       Attributable to equity holders of the Company              Interest     Equity
                                  -----------------------------------------------------------------------   --------     ------
                                                                                               Fair Value
                                                                                               and Other
                                Ordinary Shares        Other        Treasury      Retained     Reserves/
                              ------------------
                              Shares     Amount       Reserves       Stock        Earnings        CTA
                                                                         (unaudited)
                                                              (in thousands, except share data)

Balance at January 1,       36,219,902 (euro)7,964 (euro)123,670 (euro)(12,307) (euro)47,707 (euro)(8,277)   (euro) 8 (euro)158,765
   2005
Stock-based
   compensation                     --          --           303             --           --            --         --           303
Changes in minority
   interest                         --          --            --             --           --            --        (8)           (8)
Profit for the period               --          --            --             --        1,977            --         --         1,977
 Changes in fair value
   and other reserves
   including CTA:
  Unrealized loss on
    derivatives
    instruments (net
    of tax of (euro)217)            --          --            --             --           --         (863)         --         (863)
  Reclassification
    adjustment for
    derivative losses
    recorded in profit
    for the period
    (net of tax of
    (euro)104)                      --          --            --             --           --           417         --           417
  Foreign currency
    translation
    adjustment                      --          --            --             --           --         6,216         --         6,216
                                                                                                                             ------
 Total recognized
   income and expense
   for the period                   --          --            --             --           --            --         --         5,770
                            ----------       -----       -------       --------       ------        ------         --       -------
Balance at
  September 30, 2005        36,219,902 (euro)7,964 (euro)123,973 (euro)(12,307) (euro)49,684 (euro)(2,508)  (euro) -- (euro)166,807
                            ==========      ======       =======       ========       ======       =======         ==       =======

Balance at
  January 1, 2006           36,219,902 (euro)7,964 (euro)124,351 (euro)(12,307) (euro)53,693 (euro)(1,884)  (euro) -- (euro)171,817

Capital repayment      5            --          --       (9,409)             --           --            --         --       (9,409)
Stock-based
  compensation                      --          --         1,104             --           --            --         --         1,104
Loss for the period                 --          --            --             --         (75)            --         --          (75)
  Changes in fair
  value and other
  reserves including
  CTA:
   Unrealized gain on
    derivatives
    instruments (net
    of tax of (euro)72)             --          --            --             --           --           288         --           288
   Reclassification
    adjustment for
    derivative gains
    recorded in loss
    for the period
    (net of tax of
    (euro)71)                       --          --            --             --           --         (284)         --         (284)
  Foreign currency
    translation
    adjustment                      --          --            --             --           --       (3,687)         --       (3,687)
                                                                                                                            -------
Total recognized
  income and expense
  for the period                    --          --            --             --           --            --         --       (3,683)
                            ----------       -----       -------       --------       ------        ------         --       -------
Balance at
  September 30, 2006        36,219,902 (euro)7,964 (euro)116,046 (euro)(12,307) (euro)53,618 (euro)(5,567)   (euro)-- (euro)159,754
                            ==========       =====       =======       ========       ======        ======         ==       =======



    The accompanying notes are an integral part of the consolidated financial statements.

                                      HEAD N.V. AND SUBSIDIARIES
                                     ITEM 1. FINANCIAL STATEMENTS
                              CONDENSED CONSOLIDATED CASH FLOW STATEMENT


                                                                                 For the Nine Months
                                                                                 ended September 30,
                                                                      ----------------------------------------
                                                              Note          2006                     2005
                                                                      ---------------          ---------------
                                                                        (unaudited)              (unaudited)
                                                                                   (in thousands)
OPERATING ACTIVITIES:
   Profit (Loss) for the period                                      (euro)    (75)         (euro)    1,977
   Adjustments to reconcile net income
      to net cash provided by operating activities:
      Depreciation and amortization                                         10,561                   11,680
      Amortization and write-off of debt issuance cost
      and bond discount                                                        276                      265
      Impairment                                                9               --                    1,444
      Provision (release) for leaving indemnity
      and pension benefits                                                    (570)                    (427)
      (Gain) loss on sale of property, plant and equipment                      18                   (5,954)
      Non cash compensation expense                                          1,104                      303
      Interest expense                                                       9,164                    9,681
      Income tax expense                                                     1,775                    1,663
      Deferred tax benefit                                                  (1,305)                  (3,550)
   Changes in operating assets and liabilities:
      Accounts receivable                                                   19,934                   38,151
      Inventories                                                          (22,522)                 (29,861)
      Prepaid expense and other assets                                        (682)                    (612)
      Restructuring costs                                       9           (1,216)                    (516)
      Accounts payable, accrued expenses, other liabilities
      and provisions                                                         9,233                     (187)
   Interest paid                                                           (11,483)                 (12,932)
   Income tax paid                                                            (858)                    (647)
                                                                      ---------------          ---------------
   Net cash provided by operating activities                                13,354                   10,477
                                                                      ---------------          ---------------

INVESTING ACTIVITIES:
      Purchase of property, plant and equipment                            (10,156)                  (9,042)
      Changes in intangible assets, net                                        179                     (116)
      Proceeds from sale of property, plant and equipment                       43                    7,868
      Purchases of available-for-sale financial assets                      (5,017)                  (4,249)
      Sale of available-for-sale financial assets                             (132)                     388
                                                                      ---------------          ---------------
   Net cash used for investing activities                                  (15,083)                  (5,151)
                                                                      ---------------          ---------------

FINANCING ACTIVITIES:
      Change in short-term borrowings, net                      7           (6,260)                  (1,545)
      Changes in minority                                                       --                       (8)
      Proceeds from other long-term obligations                 8            1,876                      295
      Payments on long-term debt                                            (1,237)                 (16,928)
      Proceeds from long-term debt                              7            4,649                       --
      Capital repayment                                         5           (9,409)                      --
      Change in restricted cash                                                786                      760
                                                                      ---------------          ---------------
   Net cash used for financing activities                                   (9,596)                 (17,425)
                                                                      ---------------          ---------------
   Effect of exchange rate changes on cash and cash
     equivalents                                                              (574)                  (1,381)
   Net decrease in cash and cash equivalents                               (11,898)                 (13,480)
   Cash and cash equivalents at beginning of period                         45,503                   43,756
                                                                      ---------------          ---------------
   Cash and cash equivalents at end of period                        (euro) 33,604          (euro)   30,276
                                                                      ===============          ===============



    The accompanying notes are an integral part of the consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. ("Head" or the "Company") is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball, squash and badminton racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company's goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of our orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, the Company typically generates some 75% of its Racquet Sports and Diving product revenues, but some 50% of its Winter Sports revenue. Thus, the Company typically generates only some 60% to 65% of its total year gross profit in the first nine months of the year, but the Company incurs some 70% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.


Note 2 - General Principles and Explanations

Basis of Presentation

In 2005 and prior years, the Company reported its financial statements under US-GAAP (Dutch GAAP for statutory purposes). As of December 31, 2005 the Company filed its financial statements under International Financial Reporting Standards as adopted by the European Union ("IFRS"), based on its financial statements under Dutch GAAP as of January 1, 2004, with the Dutch commercial register.

As of January 1, 2006, the Company has changed its reporting currency from the U.S. dollar to the Euro.

The condensed interim financial statements included herein have been prepared in accordance with IFRS. The accounting principles applied in these condensed consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2005. The condensed interim financial statements comply with IAS 34. The result of operations for the nine months period ended September 30, 2006 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending December 31, 2006.

- Amendment to IAS 19. "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. The Company decided to retain its former accounting policy regarding the recognition of actuarial gains and losses;

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

- Amendment to IAS 39. Amendment to "The fair value option", effective for annual periods beginning on or after 1 January 2006. This amendment does not have any impact on the classification and valuation of the Company's financial instruments classified as at fair value through profit or loss prior to 1 January 2006 as the Company is able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss;

- Amendment to IAS 39. Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;

- Amendment to IAS 39 and IFRS 4. Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;

- IFRS 6. "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Company;

- IFRIC 5. "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Company; and

- IFRIC 6. "Liabilities arising from participating in a specific market - waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Company.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7. "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1 March 2006. Management do not expect the interpretation to be relevant for the Company;

- IFRIC 8. "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of IFRIC 8 on the Company's operations;

- IFRIC 9. "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Company already assess if embedded derivative should be separated using principles consistent with IFRIC 9; and

- IFRS 7. "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1 January 2007. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

Reconciliation from Dutch GAAP to IFRS

In connection with the preparation of the first-time adoption of IFRS based on Dutch GAAP the Company identified certain adjustments to its shareholder equity as of January 1, 2004. These adjustments are summarized as follows:

IAS 39. Under Dutch GAAP derivatives were not allowed to be recognized at fair value. In adopting IAS 39 the Company recognized those derivatives at fair value of (euro)0.5 million and (euro)0.7 million, respectively, as of December 31 and January 1, 2004.

IAS 19. Due to the difference in method of valuation of post retirement benefits between Dutch GAAP and IAS 19, the Company recorded an aggregated adjustment of
(euro)0.4 million and (euro)0.5 million, respectively, as of December 31 and January 1, 2004 as a reduction in retirement benefit obligations. Under Dutch GAAP a minimum pension liability was recorded in equity in the amount of
(euro)0.1 million as of December 31 and January 1, 2004 which under IAS 19 has to be reclassified to retirement benefit obligations.

IAS 37. Dutch GAAP requires to accrue for all cost estimated at the time of announcement of the restructuring program. Under IAS 37 only restructuring cost for which the Company has a legal or constructive obligation have to be recognized. As of January 1, 2004, in accordance with Dutch GAAP the Company recognized an additional accrual of (euro)1.7 million

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

which was partially used in 2004. The remaining portion ((euro)0.4 million) was released in 2004. As a consequence under IFRS those costs have been recognized in 2004, when incurred.

IAS 1. Dutch GAAP qualifies minority interest not to be shareholders' equity compared to IAS 1.

IFRS 2: Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 "Share-based Payment" by a first-time adopter. The Company has applied this exemption for the stock option plan 1998, as this plan was fully granted before that date which results in an increase of retained earnings and a decrease of other reserves of (euro)3.9 million as of December 31, 2005 and 2004 and
(euro)3.8 million as of January 31, 2004 and an increase in net income of
(euro)0.1 for the period ended December 31, 2004.

IAS 12. Deferred taxes have been calculated on the differences.

The table below provides a reconciliation of shareholders' equity from Dutch-GAAP to IFRS as of December 31, 2004 and January 1, 2004 and a reconciliation of net loss for the year ended December 31, 2004:


                                                          December 31,          January 1,
                                                              2004                 2004
                                                       ----------------     ----------------
                                                                    (in thousands)
 Shareholders' Equity under Dutch GAAP                 (euro) 156,940        (euro) 187,734
   Adoption of IAS 39 (Financial Instruments)                     490                   710
   Adoption of IAS 19 (Employee Benefits)                         371                   495
   Minimum Pension Liabilities                                     96                    83
   Provision for restructuring costs                               --                 1,671
   Minority interest                                                8                     8
   Deferred taxes on differences                                  861                 (119)
                                                       ----------------     ----------------
 Shareholders' Equity under IFRS                       (euro) 158,765        (euro) 190,581
                                                       ================     ================




                                                           For the
                                                          year ended
                                                         December 31,
                                                             2004
                                                       ----------------
                                                        (in thousands)

Loss under Dutch GAAP                                  (euro) (28,487)
   Adoption of IAS 39 (Financial Instruments)                      220
   Adoption of IAS 19 (Employee Benefits)                          124
   Share based payments                                            104
   Release of provision for restructuring costs                  (384)
   Restructuring costs incurred in 2004                        (1,287)
   Deferred taxes                                                  925
                                                       ---------------
Loss for the period under IFRS                         (euro) (28,785)
                                                       ===============

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation from IFRS to US-GAAP

IAS 19. Due to the difference in method of valuation of post retirement benefits between US-GAAP and IAS 19, the Company recorded an aggregated adjustment as a reduction in retirement benefit obligations. The Company's former accounting policy was to defer actuarial gains and losses. Under US-GAAP a minimum pension liability was recorded in equity in the amount of (euro)0.1 million as of January 1 and December 31, 2004 which under IAS 19 has to be reclassified to retirement benefit obligations.

IFRS 1: The Company has made use of exemptions available under IFRS 1 in relation with IAS 22 and did not restate past business combinations but kept it as in its previous GAAP statements prepared according to Dutch GAAP. Under Dutch GAAP goodwill and trademarks have been amortized for two more years compared to US-GAAP and an additional amortization of (euro)1.6 million has been recorded as of January 1, 2004. Changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the Euro.

US-GAAP qualifies minority interest not to be shareholders' equity compared to IAS 1.

IFRS 2: Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 "Share-based Payment" by a first-time adopter. The Company has applied this exemption for the stock option plan 1998, as this plan was fully granted before that date and results in an increase of retained earnings and a decrease of other reserves of (euro)3.9 million as of December 31, 2004 and 2005 and
(euro)3.8 million as of January 1, 2004 and an increase in net income of
(euro)0.1 for the period ended December 31, 2004.

IAS 12. Deferred taxes have been calculated on the differences.

The table below provides a reconciliation of shareholders' equity from IFRS to US-GAAP as of September 30, 2006 and 2005, December 31, 2005 and 2004 and January 1, 2004, as well as a reconciliation of net income (loss) for the years ended December 31, 2005 and 2004 and for the periods ended September 30, 2006 and 2005:


                                            September 30,     September 30,      December 31,      December 31,      January 1,
                                                 2006             2005               2005             2004              2004
                                            ---------------  ---------------   ---------------   ---------------   ---------------
                                                                               (in thousands)
 Shareholders' Equity under IFRS            (euro) 159,754   (euro) 166,807    (euro) 171,817    (euro) 158,765    (euro) 190,581
   Adoption of IAS 19 (Employee Benefits)                9            (371)                 9             (371)             (495)
   Minimum Pension Liabilities                        (80)             (98)              (85)              (96)              (83)
   Amortization of goodwill and trademarks           1,671            1,757             1,714             1,485             1,602
   Minority interest                                    --               --                --               (8)               (8)
   Deferred taxes on differences                      (95)            (176)             (100)             (505)             (215)
                                            ---------------  ---------------   ---------------   ---------------   ---------------
Shareholders' Equity under US-GAAP          (euro) 161,260   (euro) 167,918    (euro) 173,355    (euro) 159,270    (euro) 191,382
                                            ===============  ===============   ===============   ===============   ===============


                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                            For the period ended                For the year ended
                                                               September 30,                        December 31,
                                                            2006            2005               2005             2004
                                                                              (in thousands)
Profit (loss) for the period under IFRS                  (euro) (75)   (euro)  1,977    (euro)   5,986   (euro)  (28,785)
  Adoption of IAS 19 (Employee Benefits)                         --               --               381              (124)
  Share based payments                                           --               --                --              (104)
  Deferred taxes                                                 --               --               405              (290)
                                                         -----------   --------------   ---------------  ----------------
Net income (loss) under US-GAAP                          (euro) (75)   (euro)  1,977             6,772   (euro)  (29,303)
                                                         ===========  ===============   ===============  ================



Note 3 - Inventories

Inventories consist of the following (in thousands):


                                                                                        September 30,      December 31,
                                                                                        --------------------------------
                                                                                             2006             2005
                                                                                        --------------   ---------------
                                                                                        (unaudited)
Raw materials and supplies                                                              (euro)  15,548   (euro)   15,648
Work in process                                                                                  8,828             8,557
Finished goods                                                                                  78,176            57,477
Provisions                                                                                    (12,717)          (13,132)
                                                                                        --------------   ---------------
Total inventories, net                                                                  (euro)  89,834   (euro)   68,551
                                                                                        ==============   ===============


Note 4 - Financial Instruments

The following table provides information regarding the Company's foreign exchange forward and option contracts as of September 30, 2006 and December 31, 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.


                                                                         As of September 30, 2006
                                                        -----------------------------------------------------------
                                                           Contract               Carrying                 Fair
                                                            amount                  value                  value
                                                        -----------------    -------------------    ---------------
                                                                                (in thousands)
Foreign exchange forward contracts                      (euro)    9,481       (euro)     250        (euro)     250


                                                                         As of December 31, 2005
                                                        -----------------------------------------------------------
                                                           Contract               Carrying                 Fair
                                                            amount                  value                  value
                                                        -----------------    -------------------    ---------------
                                                                                (in thousands)
Foreign exchange forward contracts                      (euro)   17,890       (euro)   (161)        (euro)   (161)
Foreign exchange option contracts                       (euro)    1,872       (euro)      13        (euro)      13



Note 5 - Shareholders' Equity

Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of the Company's issued shares, as of September 30, 2006. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company's operations.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In August 2006, the Company transferred 237,094 shares with an original cost of
(euro)0.5 million, to the Stiching. The Stichting uses these shares to fulfill the Company's obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998. The Stichting intends to remit proceeds from the exercise of employee stock options to the Company. Such shares have been recorded as treasury shares in the condensed balance sheet as of September 30, 2006.

At the last Annual General Meeting of the shareholders held on May 24th, 2006, the Company's shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from (euro)0.20 to (euro)0.45 and to subsequently reduce the nominal value of the shares from
(euro)0.45 to (euro)0.20.

As a consequence of the adoption of the resolution the Company made a capital repayment of (euro)0.25 per share to its shareholders in September 2006.

Note 6 - Segment Information

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sales originated by geographic region based on the location of the Company's subsidiaries:


                                                          For the Three Months                 For the Nine Months
                                                           ended September 30,                 ended September 30,
                                                          2006               2005               2006             2005
                                                    ----------------   ----------------    ---------------   --------------
                                                        (unaudited)      (unaudited)       (unaudited)         (unaudited)
                                                                                (in thousands)
 Revenues from External Customers:
 Austria                                            (euro)   54,953    (euro)   49,633    (euro)  100,734    (euro)  99,055
 Italy                                                        7,221              4,434             28,264            27,400
 Other (Europe)                                              18,217             16,179             37,004            34,055
 Asia                                                         2,448              1,912              3,327             2,288
 North America                                               29,108             28,609             74,156            68,061
                                                    ----------------   ----------------    ---------------   --------------
     Total Net Revenues                             (euro)  111,946    (euro)  100,767    (euro)  243,485    (euro) 230,860
                                                    ================   ================    ===============   ==============



The segment results for the three and nine months ended September 30, 2006 and 2005 are as follows:

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                          For the Three Months                 For the Nine Months
                                                           ended September 30,                 ended September 30,
                                                          2006               2005               2006             2005
                                                    ----------------   ----------------    ---------------   --------------
                                                        (unaudited)      (unaudited)       (unaudited)         (unaudited)
                                                                                (in thousands)

Income (Loss) for the Period:
Austria                                             (euro)   13,869    (euro)    9,706     (euro)  14,512    (euro)  10,329
Italy                                                         (256)              (945)              1,281             1,394
Other (Europe)                                                  335                 99            (2,907)             1,472
Asia                                                          (627)              (273)            (2,538)           (2,343)
North America                                                   510              1,174            (2,577)           (2,118)
Corporate unallocated expenses                              (4,198)            (3,944)            (7,846)           (6,757)
                                                    ----------------   ----------------    ---------------   --------------
    Profit (Loss) for the Period                    (euro)    9,633    (euro)    5,818     (euro)    (75)    (euro)   1,977
                                                    ================   ================    ===============   ==============



Note 7 - Long-Term Debt

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million and realized a gain of (euro)0.1 million. As a result of this transaction, the Company wrote-off (euro)0.1 million of debt issue costs.

In May 2005, the Company repurchased the equivalent of (euro)5.7 million of its 8.5% senior notes for (euro)4.6 million and realized a gain of (euro)0.9 million included in interest income in the consolidated income statement. As a result of this transaction, the Company wrote-off (euro)0.1 million of debt issue costs. At September 30, 2006 and December 31, 2005, the Company had (euro)111.3 million and (euro)111.2 million of senior notes outstanding, respectively.

In August 2006, the Company renegotiated the terms of its outstanding credit lines of JPY 1,382.9 million with a Japanese bank and agreed a semi-annual prepayment of JPY 24,500,000 for five years. As a consequence the Company reclassified (euro)4.5 million from bank overdraft to long-term debt and
(euro)0.2 million to current maturities of long-term debt.

Note 8 - Other Long-Term Liabilities

In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed venture, respectively. In accordance with IAS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result of the Company having to consolidate this entity as of September 30, 2006 and December 31, 2005 the Company recorded other long-term liabilities of (euro)2.2 million and (euro)0.3 million for the contribution of its partner.

The Company's partner in this venture has the right to receive a guaranteed yearly dividend of 12% on its investment balance starting in the month after the operation has started. The entity did not have any operations as of September 30, 2006 other than the construction of a building.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Restructuring Costs

In April 2005, the Company decided to outsource its tennis racquet production from its European sites in Kennelbach, Austria and Ceske Budejovice, Czech Republic to China. This outsourcing agreement contained an operating lease that is accounted for in accordance with EITF 01-08, "Determining Whether an Arrangement is a Lease".

In September 2005, the Company recognized (euro)3.7 million relating to this program mainly consisting of an impairment of (euro)1.4 million pertaining to machinery and equipment, production variances of (euro)1.1 million, (euro)0.8 million employee severance costs for 250 workers and (euro)0.3 million other related costs. The fair value of the impaired assets was defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts using the discounted cash flow method for cash flows expected to be generated in the future.

In July 2005, the Company started to restructure the ski binding production and recognized (euro)0.4 million employee severance costs for 44 workers.

In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. During a period of 12 months the employees can voluntarily adhere to a dismissal plan (voluntary Mobilita) benefiting from incentives from the Company and Government otherwise all employees will be involuntarily terminated as part of a dismissal plan (obligatory Mobilita). The total costs for the restructuring program are
(euro)1.0 million and represent personnel costs. As of September 30, 2006,
(euro)0.9 million of those costs have been paid. This restructuring process is expected to be largely finalized at the end of 2006.

In November 2005, the Company decided to move the remaining ski boots production from the Maser, Italy plant to the plant in Litovel, Czech Republic. In December 2005, the Company accrued (euro)0.3 million of severance costs. As of September 30, 2006, these costs have been paid. The program is largely completed; however there will be some non-material expenses in 2006.

For the periods ended September 30, 2005 and 2006, the provision for restructuring costs developed as follows:


                                                        Employee           Impairment       Other related         Total
                                                       termination                          restructuring
                                                        benefits                               program
                                                     ----------------   ----------------    ---------------   --------------
                                                                                (in thousands)
Balance as of January 1, 2005                       (euro)       --    (euro)       --     (euro)      --    (euro)      --
expensed                                                      1,204              1,444              1,391             4,039
Costs paid                                                    (938)            (1,444)            (1,141)           (3,522)
                                                    ----------------   ----------------    ---------------   --------------
Balance as of September 30, 2005                    (euro)      266    (euro)       --     (euro)     250    (euro)     516
                                                    ================   ================    ===============   ==============

Balance as of January 1, 2006                       (euro)    1,364                 --                 --             1,364
Costs paid                                                  (1,216)                 --                 --           (1,216)
                                                    ----------------   ----------------    ---------------   --------------
Balance as of September 30, 2006                    (euro)      148                 --                 --               148
                                                    ================   ================    ===============   ==============


Note 10 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately (euro)3.5 million and (euro)3.2 million for the period ended September 30, 2006 and 2005, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately (euro)0.03 million for the period ended September 30, 2006 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the Euro and U.S. dollar. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into euro, the Company's reporting currency. The Company is subject to currency transaction risk whenever one of its subsidiaries enters into a transaction using a currency other than its functional currency. The Company attempts to reduce this risk, however, by seeking to match, to the extent possible, its revenues and costs in each currency.

Market Environment

Winter Sports. Snowfalls at the end of November, and the beginning of December 2005 in all the Company's major Winter Sports markets, including Japan, generated early interest in winter sports products and retailers reported improved sales at the beginning of the winter sports season 2005/06 compared to the previous year. Ski boots, in particular, reported comparatively high sales. The market for Winter Sports equipment also developed well. Although the market volume for 2005 remained relatively stable compared with previous years, the Company may see an improvement in market share for 2006. The snowboard market for 2005 was adversely affected by the late start of the 2004/05 winter sports season, but has been positively affected by the early snow of the 2005/06 season. However, the Company still expects the market for snowboard products to decline by approximately 15% in the 2005/06 season compared to the 2004/05 season.

Racquet Sports. Due to an unprecedented number of new racquet launches in the US market for tennis racquets, the premium segment of the worldwide market, tennis racquet sales in 2005 improved substantially over 2004. The European tennis markets also showed slight growth for 2005. Only the Japanese tennis market declined in 2005 compared to 2004, albeit marginally. The favorable momentum of the tennis racquet market in 2005 carried over into 2006. Both the US and European markets improved significantly with 5% (first 6 months) and 10% (first quarter) growth in tennis racquet revenues respectively. Only the Japanese tennis market continued its decline with a 2% decrease (first 4 months). The global tennis ball market declined in 2005, despite a stable US market, due to declines in both the European and Japanese ball markets. For the first nine months of 2006, the tennis balls market declined in the US by 2% while the European market increased by 10% over the same period in the prior year.

Diving. During the first half of 2005, we experienced a decline in overall sales for diving equipment of approximately 8% compared to the first half of 2004, due to less travel worldwide to dive centers and resorts and correspondingly fewer purchases of equipment. For the first nine months in 2006 sales in Eastern Europe and the Middle East showed a slight improvement, the American market confirmed a stable positive trend and the market in Southeast Asia experienced moderate growth. We put a strong focus on the Asian market by establishing a new subsidiary in Hong Kong, Mares Asia Pacific, as regional headquarter. Our strategy is to focus on improving gross margins rather than revenues. We believe that the fourth quarter of 2006 will be again stronger than in the previous year, and that full year sales for 2006 will match the 2005 level with a significant improvement in profitability.

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Results of Operations:

The following table sets forth certain consolidated income statement data:


                                                          For the Three Months                 For the Nine Months
                                                           ended September 30,                 ended September 30,
                                                    -----------------------------------    --------------------------------
                                                          2006               2005               2006             2005
                                                    ----------------   ----------------    ---------------   --------------
                                                        (unaudited)      (unaudited)       (unaudited)         (unaudited)
                                                               (in thousands)
Total net revenues                                  (euro)  111,946    (euro)  100,767     (euro) 243,485    (euro) 230,860
Cost of sales                                                66,498             62,579            145,303           139,756
                                                    ----------------   ----------------    ---------------   --------------
   Gross profit                                              45,448             38,188             98,182            91,104
                                                    ================   ================    ===============   ==============
   Gross margin                                               40.6%              37.9%              40.3%             39.5%
 Selling and marketing expense                               22,784             19,557             67,421            63,991
 General and administrative expense                           7,602              7,375             23,117            22,392
 Gain on sale of property, plant and equipment                   --                 --                 --           (5,876)
 Restructuring costs                                             --              1,639                 --             4,039
 Other operating (income) expense, net                        (289)                  5              (592)               329
                                                    ----------------   ----------------    ---------------   --------------
   Operating profit                                          15,351              9,612              8,236             6,229
                                                    ================   ================    ===============   ==============
 Interest expense                                           (3,119)            (3,130)            (9,265)           (9,681)
 Interest income                                                452                224              1,321             1,741
 Other Non-operating income, net                                185                345                102             1,801
 Income tax benefit (expense)                               (3,236)            (1,233)              (469)             1,887
                                                    ----------------   ----------------    ---------------   --------------
   Profit (Loss) for the period                     (euro)    9,633    (euro)    5,818     (euro)    (75)    (euro)   1,977
                                                    ================   ================    ===============   ==============


Three Months and Nine Months Ended September 30, 2006 and 2005

Total Net Revenues. For the three months ended September 30, 2006, total net revenues increased by (euro)11.2 million, or 11.1%, to (euro)111.9 million from
(euro)100.8 million in the comparable 2005 period, mainly in winter sports and diving. For the nine months ended September 30, 2006, total net revenues increased by (euro)12.6 million, or 5.5%, to (euro)243.5 million from
(euro)230.9 million in the comparable 2005 period. This increase was due to higher sales volumes in our winter and racquet sports division partly offset by decreased sales of our diving equipment. The weakening of the Euro against the U.S. dollar contributed to the positive revenue development as well.

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW


                                                          For the Three Months                 For the Nine Months
                                                           ended September 30,                 ended September 30,
                                                    -----------------------------------    --------------------------------
                                                          2006               2005               2006             2005
                                                    ----------------   ----------------    ---------------   --------------
                                                        (unaudited)      (unaudited)       (unaudited)         (unaudited)
                                                               (in thousands)                      (in thousands)
Product category:
Winter Sports                                       (euro)   70,412    (euro)   58,809     (euro) 100,191    (euro)  84,927
Racquet Sports                                               33,408             35,094            106,274           104,433
Diving                                                       10,129              7,982             37,988            40,128
Licensing                                                     1,190              1,573              5,922             7,189
                                                    ----------------   ----------------    ---------------   --------------
Total revenues                                              115,139            103,458            250,376           236,677
Sales Deductions                                            (3,193)            (2,691)            (6,891)           (5,817)
                                                    ----------------   ----------------    ---------------   --------------
    Total Net Revenues                              (euro)  111,946    (euro)  100,767     (euro) 243,485    (euro) 230,860
                                                    ================   ================    ===============   ==============


Winter Sports revenues for the three months ended September 30, 2006 increased by (euro)11.6 million, or 19.7%, to (euro)70.4 million from (euro)58.8 million in the comparable 2005 period. For the nine months ended September 30, 2006, Winter Sports revenues increased by (euro)15.3 million, or 18.0%, to (euro)100.2 million from (euro)84.9 million in the comparable 2005 period. This increase was due to higher sales volumes in all of our categories and almost all of our markets as a consequence of good snow conditions in the winter season 2005/2006 and relatively low inventory at retail level which resulted in good bookings inflow. In addition, our efforts to improve logistics lead to better product availability and earlier shipments in the three and nine months ended September 30, 2006 compared to 2005.

Racquet Sports revenues for the three months ended September 30, 2006 decreased by (euro)1.7 million, or 4.8%, to (euro)33.4 million from (euro)35.1 million in the comparable 2005 period. This was mainly due to lower sales prices for tennis racquets due to the introduction of our Flexpoint racquets in the second quarter of 2005 which positively influenced our sales in the third quarter of 2005. For the nine months ended September 30, 2006, Racquet Sports revenues increased by
(euro)1.8 million, or 1.8%, to (euro)106.3 million from (euro)104.4 million in the comparable 2005 period. This increase was mainly due to the weakening of the Euro against the U.S. dollar in the reporting period.

Diving revenues for the three months ended September 30, 2006 increased by
(euro)2.1 million, or 26.9%, to (euro)10.1 million from (euro)8.0 million in the comparable 2005 period. For the nine months ended September 30, 2006, diving revenues decreased by (euro)2.1 million, or 5.3%, to (euro)38.0 million from
(euro)40.1 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing revenues for the three months ended September 30, 2006 decreased by
(euro)0.4 million, or 24.3%, to (euro)1.2 million from (euro)1.6 million in the comparable 2005 period. For the nine months ended September 30, 2006, licensing revenues decreased by (euro)1.3 million, or 17.6%, to (euro)5.9 million from
(euro)7.2 million in the comparable 2005 period due to the termination of a footwear license agreement which the Company plans to replace by our own distribution and the termination of an apparel license agreement in the UK which the Company anticipates replaced next year.

Sales deductions for the three months ended September 30, 2006 increased by
(euro)0.5 million, or 18.7%, to (euro)3.2 million from (euro)2.7 million in the comparable 2005 period. For the nine months ended September 30, 2006, sales deductions increased by (euro)1.1 million, or 18.5%, to (euro)6.9 million from
(euro)5.8 million in the comparable 2005 period due to increased sales in winter sports and racquet sports.

Gross Profit. For the three months ended September 30, 2006 gross profit increased by (euro)7.3 million to (euro)45.4 million from (euro)38.2 million in the comparable 2005 period. Gross margin increased to 40.6% in 2006 from 37.9% in the comparable 2005 period. For the nine months ended September 30, 2006 gross profit increased by (euro)7.1 million to (euro)98.2 million from
(euro)91.1 million in the comparable 2005 period. Gross margin increased to 40.3% in 2006 from 39.5% in the comparable

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

2005 period. The positive development in gross margin for both the three- and nine-month periods was mainly due to our winter sports and diving business and reflected improved production efficiency.

Selling and Marketing Expenses. For the three months ended September 30, 2006, selling and marketing expenses increased by (euro)3.2 million, or 16.5%, to
(euro)22.8 million from (euro)19.6 million in the comparable 2005 period. For the nine months ended September 30, 2006, selling and marketing expenses increased by (euro)3.4 million, or 5.4%, to (euro)67.4 million from (euro)64.0 million in the comparable 2005 period. This increase was mainly due to the higher advertising and departmental selling expenditures as well as the weakening of the Euro against the U.S. The increased selling and marketing expenses were partly offset by a lower provision for bad debt.

General and Administrative Expenses. For the three months ended September 30, 2006, general and administrative expenses increased by (euro)0.2 million, or 3.1%, to (euro)7.6 million from (euro)7.4 million in the comparable 2005 period. For the nine months ended September 30, 2006, general and administrative expenses increased by (euro)0.7 million, or 3.2%, to (euro)23.1 million from
(euro)22.4 million in the comparable 2005 period. This increase was due to higher non-cash compensation expenses of (euro)0.6 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as the weakening of the Euro against the U.S. dollar.

Gain on Sale of Property. In June 2005, the Company sold the property in Tallinn, Estonia and realized a gain of (euro)5.9 million.

Restructuring Costs. For the first nine months of 2005, the Company recorded restructuring costs of (euro)4.0 million in relation with the reduction of the Company's tennis racquet production in Kennelbach, Austria, and Budweis, Czech Republic, and the restructuring program of the Company's ski binding production. The restructuring costs reflected primarily an impairment [in asset value?] of
(euro)1.4 million, employee severance cost of (euro)1.2 million, an additional cost due to production inefficiency of (euro)1.1 million and (euro)0.3 million in other related costs. No restructuring costs were recorded in 2006.

Other Operating (Income) Expense, net. For the three and nine months ended September 30, 2006, the Company recorded other operating income, net of
(euro)0.3 million and (euro)0.6 million, respectively mainly due to exchange rate differences compared to other operating expense, net of (euro)0.0 million and (euro)0.3 million, respectively resulting from charges in connection with the sale of our property in Estonia in the comparable 2005 period.

Operating Profit. As a result of the foregoing factors, for the three months ended September 30, 2006, the Company reported an operating profit of (euro)15.4 million compared to an operation profit of (euro)9.6 million in the comparable 2005 period. For the nine months ended September 30, 2006 the operating profit increased by (euro)2.0 million to (euro)8.2 million from (euro)6.2 million in the comparable 2005 period. Operating profit for the nine months ended September 30, 2006, excluding the impact in 2005 of the sale of property and restructuring costs increased by (euro)3.8 million compared to the comparable 2005 period.

Interest Expense. For the three months ended September 30, 2006, interest expense decreased by (euro)0.01 million, or 0.3%, to (euro)3.1 million from
(euro)3.1 million in the comparable 2005 period. For the nine months ended September 30, 2006, interest expense decreased by (euro)0.4 million, or 4.3%, to
(euro)9.2 million from (euro)9.7 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of the Company's 8.5% senior notes in 2005.

Interest Income. For the three months ended September 30, 2006, interest income increased by (euro)0.2 million, or 101.6%, to (euro)0.5 million from (euro)0.2 million in the comparable 2005 period. For the nine months ended September 30, 2006, interest income decreased by (euro)0.4 million, or 24.1%, to (euro)1.3 million from (euro)1.7 million in the comparable 2005 period. This decrease was due to the gain of (euro)0.9 million on the repurchase of a portion of the Company's 8.5% senior notes realized in 2005.

Other Non-Operating Income, net. For the three months ended September 30, 2006, the Company had other non-operating income, net of (euro)0.2 million compared to
(euro)0.3 million in the comparable 2005 period. For the nine months ended September 30, 2006 the other non-operating income, net decreased by (euro)1.7 million mainly due to foreign currency gains in the comparable 2005 period.

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Profit (Loss) before Income Taxes. As a result of the foregoing factors, for the three months ended September 30, 2006, the Company reported a profit before income taxes of (euro)12.9 million compared to a profit before taxes of
(euro)7.1 million in the comparable 2005 period. For the nine months ended September 30, 2006 the profit before taxes increased by (euro)0.3 million to
(euro)0.4 million from (euro)0.1 million in the comparable 2005 period.

Income Tax Benefit (Expense). For the three months ended September 30, 2006, the Company recorded income tax expense of (euro)3.2 million, an increase of
(euro)2.0 million compared to the income tax expense of (euro)1.2 million in the comparable 2005 period. For the nine months ended September 30, 2006, the Company recorded an income tax expense of (euro)0.5 million, an increase of
(euro)2.4 million compared to the income tax benefit of (euro)1.9 million in the comparable 2005 period. This increase was due to the increase in pre-tax gains in jurisdictions where tax loss carry forwards are used and the gain on sale of our property in 2005 which was tax-free.

Profit (Loss) for the Period. As a result of the foregoing factors, for the three months ended September 30, 2006, the Company had a profit of (euro)9.6 million, an increase of (euro)3.8 million compared to the profit of (euro)5.8 million in the comparable 2005 period. For the nine months ended September 30, 2006, the Company reported a loss of (euro)0.1 million, compared to a profit of
(euro)2.0 million in the comparable 2005 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the nine months ended September 30, 2006, cash generated from operating activities increased by (euro)2.9 million, or 27.5%, to (euro)13.4 million from
(euro)10.5 million in the comparable 2005 period. This was mainly due to higher cash from income partly offset by higher working capital requirements. The cash flows from operating activities were used together with the contribution of our joint venture partner, to purchase property, plant and equipment of (euro)10.1 million, marketable securities of (euro)5.0 million, to repay short term debts of (euro)1.6 million (net of the transition of short term into long term debt in Japan) and to repay capital of (euro)9.4 million to our shareholders ((euro)0.25 per share).

As of September 30, 2006, we have in place (euro)111.3 million senior notes due 2014, (euro)13.3 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and (euro)12.5 million other long-term debt comprising secured loans in Austria, Italy, Japan and the Czech Republic. In addition, we had drawn on lines of credit with several banks in Austria, Canada and Japan for an aggregate amount of (euro)20.7 million.

As of September 30, 2006, we had (euro)36.8 million unrestricted cash on hand mainly held in Euro and (euro)19.5 million cash funds denominated in Euro and recognized in available-for-sale financial assets, short-term in the consolidated balance sheet.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs for the foreseeable future.